Exhibit (a)(1)(H)

FORM OF NOTICE TO EMPLOYEES REGARDING REPLACEMENT STOCK OPTION

August 1, 2011

Dear Employee:

Bridge Bank is growing and with enthusiastic employees like you it will be a success!  The Board of Directors and management of the Company believe that providing employees a way to share in the success of the Bank is a key element of our business plan.  Everyone is motivated to manage the Bank in a safe and sound manner with the common goal of increasing shareholder value.

Accordingly, on August 1, 2011, the Company accepted your tender of options to purchase _____ shares of common stock and granted you a new option to purchase a like number of shares.  The price was set at $11.01 per share, the fair market value of the Company’s common stock on this date.

Attached for your review and signature are two original EMPLOYEE INCENTIVE STOCK OPTION AGREEMENTS (Under the 2006 Stock Option Plan) and a copy of the 2006 Equity Incentive Plan Prospectus.

Please sign both Stock Option Agreements, retain one for your file, and return the other original document to Human Resources.

I know that you, along with all of the employees of Bridge Bank, will work hard to make these stock options valuable in the future.

If you have any questions, please contact either myself or Human Resources directly.

Regards,

Daniel P. Myers
President and Chief Executive Officer